UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Great Panther Resources Ltd.

Suite 2100, 1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V: GPR

April 26, 2005

For Immediate Release

NEWS RELEASE

GREAT PANTHER CONFIRMS 250 METRE WIDE GOLD ZONE AT ZIRIMOA,
COMMENCES DIAMOND DRILL PROGRAM

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; "the Company") s pleased to announce that surface sampling at the Virimoa Gold Property in Durango, Mexico has returned 1.11 g/t gold, 23 g/t silver and 1.32% zinc across 250 metres. The zone includes two higher grade intervals averaging 4.71 g/t gold, 41 g/t silver and 5.78% zinc across 25 metres near the southeast end of the cross-section and a gold-silver zone returning 3.13 g/t gold and 46 g/t silver across 20 metres near the northwest end.

This work has not only confirmed previous sampling results of 1.08 g/t gold, 20.5 g/t silver and 1.66% zinc obtained by the vendor across the same exposure but the consistency of the results is quite remarkable. Great Panther's sampling however, extended and improved upon the higher grade zone at the southeast end, which was previously reported as returning 3.38 g/t Au, 26.2 g/t Ag and 4.93% Zn over 16 metres.

Mineralization consists of a closely spaced stockwork of massive quartz-pyrite+/-sphalerite+/-arsenopyrite veinlets and veins that can locally exceed several tens of centimeters in width. Disseminated pyrite is common between the veinlets. Intense iron oxide and argillic alteration of the host andesitic volcanics is exposed for more than 350 metres across the major structural trend, including the zone reported above. Along strike, however, the zone disappears under cover, such that its length is not yet known.

Great Panther's sampling was conducted along an irregular but continuous traverse line along the bank of a creek and the mineralization reported above actually comprised 57 continuous five-metre chip samples representing a total length of 285 metres. It is believed to represent a horizontal straight line distance of 250 metres, estimated to be close to the true width of the zone. Samples were assayed at ALS Chemex Labs in Vancouver by fire assay and either atomic absorption (in the case of the Au and Zn) or gravimetric (for Ag) finish. Robert F. Brown, P.Eng. is the Qualified Person for the Virimoa Project, under the meaning of NI43-101, and has reviewed these results.

The Company has commenced a short diamond drilling program in order to better determine the nature of the mineralization. This is believed to be the first drilling program ever conducted on the property. An induced polarization (IP) geophysical program is being planned to follow the drilling in order to trace the mineralized zone under areas covered by overburden and provide additional drill targets.

Great Panther recently optioned the Virimoa Property and can earn a 100% interest, subject to a 2% NSR (1% of which can be bought out) by making staged cash and share payments over a three year period.

Geologically, the Virimoa Property is well-situated in the heart of the Sierra Madre Mineral Belt close to several significant gold deposits, including La Ciénega, a gold-zinc mine currently operated by Peñoles. In addition, Virimoa has good road access and is only 17 kilometres from the Topia Silver-Lead-Zinc Mine that Great Panther is currently placing back into production.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, P. Geo.
President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: April 27, 2005